                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration Nos. 333-81720;
                                                                  333-81720-01;
                                                                  333-81720-02;



          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 12, 2002

                                  $350,000,000

                               [KERR MCGEE LOGO]

                             KERR-MCGEE CORPORATION

                             5.375% Notes due 2005

                               ------------------

     We will pay interest on the notes on each April 15 and October 15. The first interest payment will be made on October 15, 2002.

     We may redeem some or all of the notes, at any time, at the redemption prices described beginning on page S-9. There is no sinking fund for the notes.

     The notes will be guaranteed by our direct wholly-owned subsidiaries, Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation, as more fully described in this prospectus supplement.

     AN INVESTMENT IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES.

                                                                      UNDERWRITING
                                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC (1)     COMMISSIONS     KERR-MCGEE
                                                       ------------   -------------   ------------
Per note.............................................       99.994%        0.350%          99.644%
Total................................................  $349,979,000    $1,225,000     $348,754,000

(1)  Plus accrued interest, if any, from April 12, 2002.

     Delivery of the notes in book-entry form only will be made on or about April 12, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

            The date of this prospectus supplement is April 9, 2002.

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                    PAGE
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS...........   S-3
SUMMARY................................   S-4
USE OF PROCEEDS........................   S-6
RATIO OF EARNINGS TO FIXED CHARGES.....   S-6
CAPITALIZATION.........................   S-7
SELECTED FINANCIAL AND OPERATING DATA
  OF KERR-MCGEE........................   S-8
DESCRIPTION OF THE NOTES...............   S-9
UNDERWRITING...........................  S-12
NOTICE TO CANADIAN RESIDENTS...........  S-13
LEGAL MATTERS..........................  S-14
EXPERTS................................  S-14
WHERE YOU CAN FIND INFORMATION.........  S-14
PROSPECTUS                               PAGE
ABOUT THIS PROSPECTUS..................     3
WHERE YOU CAN FIND INFORMATION.........     3
RISK FACTORS...........................     5
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS...........     7
THE COMPANY............................     8
USE OF PROCEEDS........................     8
RATIO OF EARNINGS TO FIXED CHARGES AND
  RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDEND
  REQUIREMENTS.........................     8
DESCRIPTION OF DEBT SECURITIES.........     9
DESCRIPTION OF PREFERRED STOCK.........    15
DESCRIPTION OF COMMON STOCK............    17
DESCRIPTION OF STOCK PURCHASE CONTRACTS
  AND STOCK PURCHASE UNITS.............    18
DESCRIPTION OF WARRANTS................    18
PLAN OF DISTRIBUTION...................    18
LEGAL MATTERS..........................    19
EXPERTS................................    19

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made certain forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results or otherwise speak to future events and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results or performance may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Potential investors and stockholders and holders of other securities of the Company are cautioned not to put undue reliance on any forward-looking statements. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

     - materially adverse changes in general economic conditions or in the markets served by us, including changes in the prices of oil, natural gas, titanium dioxide pigments and other chemicals;

     - the success of our oil and natural gas exploration, development and production programs;

     - uncertainties about estimates of reserves;

     - the financial resources of competitors;

     - our ability to maintain sales relationships with our significant customers;

     - changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

     - the quality of future opportunities that may be presented to or pursued by us;

     - the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

     - the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; and

     - the ability to complete and integrate appropriate acquisitions, dispositions, strategic alliances and joint ventures.

                                    SUMMARY

     The following summary contains basic information about us and the notes. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference into the attached prospectus. References to "$" in this prospectus supplement and in the accompanying prospectus are to U.S. dollars. Except as the context may otherwise require, the terms "Kerr-McGee," the "Company," "we," "our" and "us" as used in this prospectus supplement and the attached prospectus refer to Kerr-McGee Corporation and its subsidiaries.

                             KERR-MCGEE CORPORATION

     Kerr-McGee is an energy and inorganic chemical company with worldwide operations. It acquires leases and concessions and explores for, develops, produces and markets crude oil and natural gas onshore in the United States and in the Gulf of Mexico, the U.K. sector of the North Sea, southeast Asia, and other areas. Kerr-McGee's chemical operations produce and market titanium dioxide pigment and certain other specialty chemicals, heavy minerals and treating services for forest products.

     Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125. Our telephone number is (405) 270-3125.

                              RECENT DEVELOPMENTS

     We have entered into agreements to sell certain of our foreign oil and gas assets and are actively pursuing the sale of certain other oil and gas and chemical assets, both foreign and domestic. If these transactions are completed, we expect that the aggregate consideration we receive would be valued between $300 million and $500 million. The asset sales are subject to certain governmental approvals and other customary conditions and, accordingly, we cannot assure you that we will be able to complete these sales.

     We have hedged a portion of our oil and gas production for the period from April through December 2002 to increase the predictability of our cash flows and to support additional capital projects. The hedges cover approximately 44% of expected remaining 2002 oil production and approximately 38% of expected remaining 2002 U.S. gas production.

     The hedging transactions are in the form of fixed price swaps. The hedges cover 30,000 barrels per day of U.S. oil production at an average price of $24.09 per barrel and 60,000 barrels per day of North Sea oil production at an average price of $23.17 per barrel. We have also entered into price swaps covering 250 million cubic feet of U.S. natural gas production at an average price of $3.10 per thousand cubic feet. The price swaps will be settled using the closing prices on the New York Mercantile Exchange (NYMEX) for light sweet crude, Brent and natural gas delivered to the Henry Hub.

     On March 12, 2002, our board of directors decided to no longer engage Arthur Andersen LLP as our independent public accountants and engaged Ernst & Young LLP to serve as our independent public accountants for the year 2002, in accordance with the recommendation of the board's audit committee. The determination to change independent public accountants followed our decision to seek proposals from independent public accountants to audit our financial statements for the year ending December 31, 2002. The appointment of Ernst & Young LLP is subject to stockholder ratification at the 2002 annual meeting of stockholders to be held on May 14, 2002.

     Arthur Andersen LLP is the subject of litigation and has been indicted on federal obstruction of justice charges arising from the U.S. government's investigation of Enron Corp. As a result of such indictment and other lawsuits, there is a possibility that Arthur Andersen LLP may fail or be forced to merge with or have its assets sold, as a whole or in parts, to one or more third parties. In the event that Arthur Andersen LLP fails or does not otherwise continue in business, Arthur Andersen LLP may have insufficient assets to satisfy future claims by investors or by us that might arise under federal securities laws or otherwise.

                                  THE OFFERING

Issuer........................   Kerr-McGee Corporation

Securities Offered............   $350,000,000 aggregate principal amount of
                                 5.375% notes due 2005

Maturity Date.................   April 15, 2005

Interest Rate.................   5.375%

Interest Payment Dates........   Each April 15 and October 15, commencing
                                 October 15, 2002

Optional Redemption...........   We may redeem all or any portion of the notes
                                 at any time at the redemption prices described under "Description of the Notes -- Redemption", plus accrued and unpaid interest.

Ranking.......................   The notes will be our unsecured obligations and
                                 will rank equally with all of our other
                                 unsecured, unsubordinated indebtedness,
                                 including all other unsubordinated debt
                                 securities issued under the indenture governing the notes.

Certain Covenants.............   The indenture governing the notes contains
                                 covenants that, among other things, limit our ability to:

                                   - incur, or permit any of our restricted
                                     subsidiaries to incur, liens on our or
                                     their property or assets to secure debt, and

                                   - merge or consolidate with another company
                                     or sell, lease or convey all or
                                     substantially all of our assets.

Guarantees....................   Kerr-McGee Operating Corporation and Kerr-McGee
                                 Rocky Mountain Corporation will jointly and severally guarantee our obligations under the notes. Kerr-McGee Operating Corporation and
                                 Kerr-McGee Rocky Mountain Corporation are both direct wholly owned subsidiaries of Kerr-McGee.

Sinking Fund..................   None

                                USE OF PROCEEDS

     The net proceeds from the offering of the notes are estimated to be approximately $348,504,000, after deducting discounts, commissions and the estimated expenses of the offering. We will use the proceeds we receive from the sale of the notes to repay certain commercial paper borrowings which bear interest at variable rates ranging from 2.15% to 2.375% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

  YEARS ENDED DECEMBER 31,(1)
--------------------------------
1997   1998   1999   2000   2001
----   ----   ----   ----   ----
3.9    N/A(2) 2.2    6.8    4.2

---------------
(1) At no time during the periods indicated has Kerr-McGee Corporation or Kerr-McGee Operating Corporation had any preferred stock outstanding. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $548 million for the year ended December 31, 1998.

     For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. The fixed charges calculation is: all interest + interest factor of rental expense.

                                 CAPITALIZATION

     The following table sets forth our capitalization, which includes our consolidated subsidiaries, as of December 31, 2001 on an actual basis and as adjusted to give effect to the sale of the notes and the application of the estimated net proceeds from this sale as described in "Use of Proceeds."

                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                                          AS ADJUSTED
                                                              ACTUAL      FOR OFFERING
                                                              ------      ------------
                                                               (DOLLARS IN MILLIONS)
Short-term borrowings.......................................  $    8         $    8
                                                              ======         ======
Long-term debt
  Debentures:
    5 1/4% Convertible subordinated debentures due 2010.....  $  600         $  600
    7.125% Debentures due 2027..............................     150            150
    7% Debentures due 2011, net of unamortized debt discount
     of $94.................................................     156            156
  Notes payable:
    6 7/8% Notes due 2011, net of unamortized debt discount
     of $1..................................................     674            674
    7 7/8% Notes due 2031, net of unamortized debt discount
     of $2..................................................     498            498
    5 7/8% Notes due 2006...................................     325            325
    5 1/2% Exchangeable notes due 2004, net of unamortized
     debt discount of $20...................................     310            310
    6.625% Notes due 2007...................................     150            150
    8.375% Notes due 2004...................................     150            150
    8.125% Notes due 2005...................................     150            150
    8% Notes due 2003.......................................     100            100
    Floating rate notes due 2004............................     200            200
    5.375% Notes due 2005(1)................................      --            350
    Variable interest rate revolving credit agreements with
     banks..................................................     254            254
  Commercial paper..........................................     732            382
  Euro commercial paper.....................................      80             80
  Guaranteed debt of Employee Stock Ownership Plan -- 9.61%
    notes due in installments through 2005..................      11             11
                                                              ------         ------
      Total.................................................   4,540          4,540
  Long-term debt due within one year........................      26             26
                                                              ------         ------
      Total long-term debt..................................  $4,566         $4,566
                                                              ======         ======
Minority interest in subsidiary companies...................  $    3         $    3
                                                              ======         ======
Stockholders' equity
  Common stock -- 300,000,000 shares
    authorized -- 101,186,350 shares issued.................  $  100         $  100
  Capital in excess of par value............................   1,676          1,676
  Preferred stock rights....................................       1              1
  Accumulated other comprehensive loss......................     (64)           (64)
  Retained earnings.........................................   1,543          1,543
  Common stock in treasury, at cost -- 1,020 shares.........      --             --
  Deferred compensation.....................................     (82)           (82)
                                                              ------         ------
         Total stockholders' equity.........................  $3,174         $3,174
                                                              ======         ======
         Total capitalization...............................  $7,751         $7,751
                                                              ======         ======

---------------

(1) Simultaneously with issuance of these notes, we entered into an interest rate swap which resulted in an effective rate of interest on the notes for us equivalent to LIBOR plus 0.875%.

              SELECTED FINANCIAL AND OPERATING DATA OF KERR-MCGEE

     The following table sets forth certain information regarding our consolidated results of operations, financial position and operating data as of and for the periods indicated. You should read the data presented below in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference into this prospectus supplement. The following financial information is not necessarily indicative of our future results.

                  KERR-MCGEE HISTORICAL FINANCIAL INFORMATION

                                                                    YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------
                                                         2001       2000      1999      1998      1997
                                                       --------   --------   -------   -------   -------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Oil sales............................................  $  1,631   $  2,091   $ 1,256   $   790   $ 1,154
Gas sales............................................       833        752       504       453       612
Other revenues.......................................     1,174      1,278       983     1,011       901
                                                       --------   --------   -------   -------   -------
Total revenues.......................................  $  3,638   $  4,121   $ 2,743   $ 2,254   $ 2,667
                                                       ========   ========   =======   =======   =======
Income (loss) from continuing operations.............  $    506   $    842   $   146   $  (345)  $   351
Income from discontinued operations..................        --         --        --       277        33
Extraordinary items..................................        --         --        --        --        (2)
Cumulative effect of accounting changes..............       (20)        --        (4)       --        --
                                                       --------   --------   -------   -------   -------
Net income (loss)....................................  $    486   $    842   $   142   $   (68)  $   382
                                                       ========   ========   =======   =======   =======
Diluted earnings per share:
  Continuing operations..............................  $   4.93   $   8.37   $  1.69   $ (3.98)  $  4.02
  Discontinued operations............................        --         --        --      3.20      0.38
  Extraordinary items................................        --         --        --        --     (0.02)
  Cumulative effect of accounting changes............     (0.19)        --     (0.05)       --        --
                                                       --------   --------   -------   -------   -------
  Net income (loss)..................................  $   4.74   $   8.37   $  1.64   $ (0.78)  $  4.38
                                                       ========   ========   =======   =======   =======
Average common shares outstanding, including dilution
  (thousands)........................................   107,111    103,987    86,497    86,688    87,114
BALANCE SHEET DATA
Total assets.........................................  $ 10,961   $  7,666   $ 5,899   $ 5,451   $ 5,339
Total debt...........................................     4,574      2,425     2,525     2,250     1,766
Total debt less cash.................................     4,483      2,281     2,258     2,129     1,574
Stockholders' equity.................................  $  3,174   $  2,633   $ 1,492   $ 1,346   $ 1,558
Common shares outstanding (thousands)................   100,185     94,485    86,483    86,367    86,794
Cash dividends declared per common share.............  $   1.80   $   1.80   $  1.80   $  1.80   $  1.80
Total debt to capitalization ratio...................        59%        48%       62%       62%       53%
Debt less cash to capitalization ratio...............        59%        46%       60%       61%       50%

                            DESCRIPTION OF THE NOTES

GENERAL

     The following description of the terms of the notes summarizes certain general terms that will apply to the notes. The notes will be issued under an indenture between us and Citibank, N.A., as trustee, dated August 1, 2001. This description is not complete, and we refer you to the attached prospectus and the indenture. Defined items have the meanings assigned to them in the indenture. The referenced sections of the indenture and the defined terms are incorporated by reference in the following summary.

     Purchases of notes or beneficial interests therein may be made in denominations of $1,000 or any integral multiples of $1,000 in excess thereof. The notes will be issued in an aggregate principal amount of $350,000,000.

     We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

MATURITY, INTEREST AND PAYMENT

     The notes will mature on April 15, 2005 and will bear interest at a rate of 5.375% per annum. Interest shall be payable semi-annually on April 15 and October 15 of each year, commencing October 15, 2002. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest will be paid to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day next preceding each semi-annual interest payment date. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months, and will accrue from April 12, 2002 or from the most recent interest payment date to which interest has been paid.

REDEMPTION

     The notes may be redeemed at any time at our option, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to the notes.

     Interest installments on a note due on or prior to such redemption date will be payable to the holders of record on the relevant record date.

     As used herein:

          "Make-Whole Amount" means, in connection with any optional redemption of any notes, the excess, if any, of: (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (b) the aggregate principal amount of the notes being redeemed.

          "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, rounded to the nearest month) to the stated maturity of the principal being redeemed (the "Treasury Yield") plus 0.20%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds with such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by Kerr-McGee.

          "Statistical Release" means the statistical release designated "H.15
     (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by Kerr-McGee.

     If less than all the notes are to be redeemed, the particular notes or portions thereof to be redeemed shall be selected not more than 60 days and not less than 30 days prior to the redemption date by the Trustee from the outstanding notes not previously called for redemption, either pro rata, by lot or by another method the trustee shall deem fair and reasonable, and the aggregate principal amounts to be redeemed must be equal to $1,000 or any integral multiple thereof.

SINKING FUND

     There is no provision for a sinking fund applicable to the notes.

GUARANTEES

     Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation will jointly and severally guarantee our obligations under the notes. The indenture generally permits a sale of a guarantor of the notes and a sale of a guarantor's assets.

PAYMENT AND PAYING AGENTS

     Interest on each note on each interest payment date will be paid to the person in whose name such note is registered as of the close of business on the regular record date relating to such interest payment date.

     The principal of and interest on, the notes at maturity will be payable upon presentation of the notes at the corporate trust office of Citibank, N.A., in New York, New York, as paying agent for Kerr-McGee. Kerr-McGee may change the place of payment on the notes, may appoint one or more additional paying agents (including Kerr-McGee) and may remove any paying agent, all at its discretion.

BOOK-ENTRY

     Denomination and Registration. The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     Global Notes, Book-Entry Form. Notes initially will be evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company (which we sometimes refer to as DTC), and registered in the name of Cede & Co. as DTC's nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as described in the accompanying prospectus, owners of beneficial interests in the global notes:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. Neither Kerr-McGee, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with notes held for the accounts of customers registered in "street name".

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Kerr-McGee nor the trustee (nor any registrar or paying agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

GOVERNING LAW

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated April 9, 2002, we have agreed to sell to Credit Suisse First Boston Corporation all of the notes.

     The underwriting agreement provides that the underwriter is obligated to purchase all of the notes if any are purchased.

     The underwriter proposes to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at the public offering price less a selling concession of 0.200% of the principal amount per note. The underwriter and selling group members may allow a discount of 0.125% of such principal amount per note on sales to other broker/dealers. After the initial public offering, the underwriter may change the public offering price, selling concession and discount to broker/dealers.

     We estimate that our out-of-pocket expenses for this offering will be approximately $250,000.

     The notes are a new issue of securities with no established trading market. The underwriter intends to make a secondary market for the notes. However, it is not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We have agreed to indemnify the underwriter against liabilities under the Securities Act or contribute to payments which the underwriter may be required to make in that respect.

     In the ordinary course of business, Credit Suisse First Boston Corporation and its affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our subsidiaries, for which they received or will receive customary fees.

     In connection with the offering, the underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of the notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase notes in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing the notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the notes will be passed upon for us by Gregory F. Pilcher, Esq., Senior Vice President, General Counsel and Secretary of Kerr-McGee and Simpson Thacher & Bartlett, New York, New York and for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The audited financial statements and schedule of Kerr-McGee Corporation incorporated by reference or included in Kerr-McGee Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 have been incorporated by reference in this prospectus supplement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         WHERE YOU CAN FIND INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     The SEC allows us to "incorporate by reference" some of the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than the information included in Item 9 of any Current Report on Form 8-K) until we sell all of the securities:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001.

     - Our Current Reports on Form 8-K dated January 17, 2002, March 12, 2002 and March 22, 2002.

     You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

     Investor Relations
     Kerr-McGee Corporation
     P. O. Box 25861
     Oklahoma City, Oklahoma 73125
     Telephone (405) 270-3125

     You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

PROSPECTUS

[KM LOGO]

                                 $2,000,000,000

                             KERR-MCGEE CORPORATION
                       DEBT SECURITIES, PREFERRED STOCK,
                    COMMON STOCK, STOCK PURCHASE CONTRACTS,
                         STOCK PURCHASE UNITS, WARRANTS

                        KERR-MCGEE OPERATING CORPORATION
                                   GUARANTEES

                     KERR-MCGEE ROCKY MOUNTAIN CORPORATION
                                   GUARANTEES
                            ------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

     By this prospectus, we may offer up to $2,000,000,000 of debt securities (which may be guaranteed by Kerr-McGee Operating Corporation, formerly named Kerr-McGee Corporation, and/or Kerr-McGee Rocky Mountain Corporation, formerly named HS Resources, Inc.), preferred stock, common stock, stock purchase contracts, stock purchase units and warrants on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus.

      YOU SHOULD READ THIS PROSPECTUS, PARTICULARLY THE RISK FACTORS BEGINNING ON PAGE 5, AND ANY SUPPLEMENT CAREFULLY BEFORE INVESTING.
                            ------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAVE THOSE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               February 12, 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3
WHERE YOU CAN FIND INFORMATION..............................    3
RISK FACTORS................................................    5
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    7
THE COMPANY.................................................    8
USE OF PROCEEDS.............................................    8
RATIO OF EARNINGS TO FIXED CHARGES..........................    8
DESCRIPTION OF DEBT SECURITIES..............................    9
DESCRIPTION OF PREFERRED STOCK..............................   15
DESCRIPTION OF COMMON STOCK.................................   17
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE
  UNITS.....................................................   18
DESCRIPTION OF WARRANTS.....................................   18
PLAN OF DISTRIBUTION........................................   18
LEGAL MATTERS...............................................   19
EXPERTS.....................................................   19

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a Registration Statement that Kerr-McGee Corporation (which we refer to as "Kerr-McGee," "the Company," "we" or "us") filed with the Securities and Exchange Commission (which we refer to as the "SEC") utilizing a shelf registration process. Under this shelf process, we may sell the unsecured Debt Securities (which may be guaranteed under Guarantees issued by Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation), Preferred Stock, Common Stock, Stock Purchase Contracts, Stock Purchase Units and Warrants (which we collectively refer to as the "Offered Securities") described in this prospectus, in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the Offered Securities we may offer. Each time we sell Offered Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under "Where You Can Find Information."

                         WHERE YOU CAN FIND INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials on file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     The SEC allows us to "incorporate by reference" some of the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - Our Proxy Statement-Prospectus included in our registration statement on Form S-4 (declared effective on June 28, 2001).

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
       2001.

     - Our Current Reports on Form 8-K dated August 1, 2001, August 15, 2001, September 19, 2001, September 21, 2001, October 2, 2001, October 17, 2001, November 14, 2001, December 3, 2001, December 14, 2001, January 17, 2002 and January 23, 2002 and our related Current Reports on Form 8-K/A dated August 1, 2001 and October 2, 2001.

     The following documents, which have been filed by Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) with the SEC (SEC file number 1-03939), are also incorporated by reference into this prospectus:

     - Kerr-McGee Operating Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

     - Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     - Kerr-McGee Operating Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     - Kerr-McGee Operating Corporation's Current Reports on Form 8-K dated January 16, 2001, February 20, 2001, March 19, 2001, March 23, 2001,
       April 10, 2001, April 15, 2001, May 13, 2001, May 14, 2001, May 21, 2001,
       June 20, 2001 and July 18, 2001.

     The following documents, which have been filed by Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) with the SEC (SEC file number 1-13152), are also incorporated by reference into this prospectus:

     - Kerr-McGee Rocky Mountain Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

     - Kerr-McGee Rocky Mountain Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     - Kerr-McGee Rocky Mountain Corporation's Current Reports on Form 8-K dated February 15, 2001, March 20, 2001, April 25, 2001 and May 13, 2001.

     You can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

     Investor Relations
     Kerr-McGee Corporation
     P. O. Box 25861
     Oklahoma City, Oklahoma 73125
     Telephone (405) 270-3125

     You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Offered Securities should carefully review the information contained elsewhere in this prospectus and should particularly consider the following matters.

VOLATILE PRODUCT PRICES AND MARKETS COULD ADVERSELY AFFECT RESULTS

     Our results of operations are highly dependent upon the prices of and demand for oil and gas and our chemical products. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by us for our oil and gas production are dependent upon numerous factors which are beyond our control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of oil and gas, actions of the Organization of Petroleum Exporting Countries, the political and economic uncertainty of foreign governments, international conflicts and civil disturbances, and the overall economic environment. Any significant decline in prices for oil and gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Demand for titanium dioxide is dependent on the demand for ultimate products utilizing titanium dioxide pigment. This demand is generally dependent on the status of the economy. The profitability of our products is dependent on the price realized for them, the efficiency of our manufacturing costs, and the ability to acquire feedstock at a competitive price. Should the industries in which we operate experience significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures. In order to manage our exposure to price risks in the sale of our oil and gas, we may from time to time enter into commodities futures or option contracts to hedge a portion of our crude oil and natural gas sales volume. Any such hedging activities may prevent us from realizing the benefits of price increases above the levels reflected in such hedges.

STATE AND LOCAL REGULATION OF OIL AND GAS DEVELOPMENT AND SURFACE DEVELOPMENT CONFLICTS COULD ADVERSELY AFFECT RESULTS

     State regulatory authorities have established rules and regulations governing, among other things, permits for drilling and production, operations, performance bonds, reports concerning operations, discharge, disposal and other waste-related permits, well spacing, unitization and pooling of operations, taxation, environmental and conservation matters. In general, these measures make oil and gas development more difficult and their application to our operations could adversely affect our results of operations.

FAILURE TO FUND CONTINUED CAPITAL EXPENDITURES COULD ADVERSELY AFFECT RESULTS

     If our revenues substantially decrease as a result of lower oil and gas prices or otherwise, we may have a limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. We expect that we will continue to make capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, we have financed these expenditures primarily with cash flow from operations and proceeds from debt and equity financings, asset sales and sales of partial interests in foreign concessions. We believe that we will have sufficient cash flow from operations, available drawings under our credit facilities and other debt financings to fund capital expenditures. However, if our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements. If we are not able to fund our capital expenditures, our interests in some of our properties may be reduced or forfeited and our future cash generation may be materially adversely affected as a result of the failure to find and develop reserves.

COSTS OF LEGAL MATTERS, ENVIRONMENTAL LIABILITIES AND REGULATION COULD EXCEED ESTIMATES

     We and/or our subsidiaries are or may become parties to a number of legal and administrative proceedings involving environmental and/or other matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or used by us, our subsidiaries and/or our predecessors, and include claims for personal injuries and property damages. Our current and former operations also involve management of regulated materials and are subject to various environmental laws and regulations. These laws and regulations obligate us and/or our subsidiaries to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been disposed of or released. Some of these sites have been designated Superfund sites by the Environmental Protection Agency pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. Similar environmental regulations exist in foreign countries in which we and/or our subsidiaries operate. Of note, environmental regulations in the North Sea are particularly stringent.

     It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies because:

     - some sites are in the early stages of investigation, and other sites may be identified in the future;

     - cleanup requirements are difficult to predict at sites where remedial investigations have not been completed or final decisions have not been made regarding cleanup requirements, technologies or other factors that bear on cleanup costs;

     - environmental laws frequently impose joint and several liability on all potentially responsible parties, and it can be difficult to determine the number and financial condition of other potentially responsible parties and their share of responsibility for cleanup costs;

     - environmental laws and regulations are continually changing, and court proceedings are inherently uncertain; and

     - some legal matters are in the early stages of investigation or proceeding or their outcomes otherwise may be difficult to predict, and other legal matters may be identified in the future.

     Although our management believes that it has established appropriate reserves for cleanup costs, due to these uncertainties we could be required to make additional reserves in the future.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made certain forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management and on the information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results or otherwise speak to future events and may be preceded by, followed by, or otherwise include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results or performance may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Potential investors and stockholders and holders of other securities of the Company are cautioned not to put undue reliance on any forward-looking statements. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

     - materially adverse changes in general economic conditions or in the markets served by us, including changes in the prices of oil, natural gas, titanium dioxide pigments and other chemicals;

     - the success of our oil and natural gas exploration, development and production programs;

     - uncertainties about estimates of reserves;

     - the financial resources of competitors;

     - changes in laws and regulations, including environmental laws, or changes in the administration of such laws and regulations;

     - the quality of future opportunities that may be presented to or pursued by us;

     - the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

     - the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters; and

     - the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures.

                                  THE COMPANY

     As a result of the August 1, 2001 merger involving Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) and Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.), we are a holding company with two wholly owned subsidiaries, Kerr-McGee Operating Corporation and Kerr-McGee Rocky Mountain Corporation. We are the fourth largest independent, nonintegrated oil and gas exploration, development and production company based in the United States in terms of proved oil and gas reserves on a pro forma basis as of December 31, 2000. Proved reserves as of December 31, 2001 on a pro forma basis totaled 1.5 billion barrels of oil equivalent with 85% of these located in our core operating areas of the United States and the North Sea. We conduct offshore oil and gas exploration and/or production activities in Australia, Benin, Brazil, Canada, China, Gabon, the Gulf of Mexico, Morocco, North Sea and Thailand. We conduct onshore exploration and/or production operations in the United States, Ecuador, Indonesia, the United Kingdom, Kazakhstan, Algeria and Yemen.

     Our operations originated in 1929 with the formation of Anderson & Kerr Drilling Company. With oil and gas exploration, development and production as our base, we have expanded into titanium dioxide pigment manufacturing and marketing and into the mining and marketing of minerals. We own a large inventory of natural resources that includes oil and gas reserves and mineral deposits.

     Our primary chemical product is titanium dioxide pigment, which is produced at five titanium dioxide plants located in Australia, Germany, the Netherlands and the United States. In addition, our chemical operations produce and market inorganic industrial and specialty chemicals, heavy minerals and forest products. We produce and market other industrial chemicals including manganese products and sodium chlorate and specialty chemicals including boron trichloride and elemental boron. We produce the heavy minerals ilmenite, synthetic and natural rutile, zircon and leucoxene. Our forest products operations treat railroad crossties and other hardwood products and provide wood treating services.

     Our executive offices are located at Kerr-McGee Center, Oklahoma City, Oklahoma 73125.

                                USE OF PROCEEDS

     We will use the proceeds we receive from selling these Offered Securities for acquisitions or for other general corporate purposes. General corporate purposes may include capital expenditures, payment of debt, or any other purposes that may be stated in the supplements. The proceeds may be invested temporarily until they are used for their stated purpose.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                   NINE MONTHS ENDED
  YEARS ENDED DECEMBER 31,(1)       SEPTEMBER 30,(1)
--------------------------------   ------------------
1996   1997   1998   1999   2000   2000         2001
----   ----   ----   ----   ----   -----        -----
4.1    3.9    N/A(2) 2.2    6.8     5.9          6.4

---------------
(1) At no time during the periods indicated have we or Kerr-McGee Operating Corporation had any preferred stock outstanding. Therefore, unless otherwise indicated, ratio of earnings to combined fixed charges and preferred dividend requirements will be the same.

(2) Earnings were inadequate to cover fixed charges by $548 million for the year ended December 31, 1998.

     For purposes of computing the ratios, the earnings calculation is: income from continuing operations + income taxes + fixed charges - capitalized interest. Fixed charges calculation is: all interest + interest factor of rental expense.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms that will apply to the Debt Securities. The description is not complete, and we refer you to the Indenture, a copy of which is an exhibit to the Registration Statement of which this prospectus is a part. For your reference, in several cases below we have noted the section in the Indenture that the paragraph summarizes. Capitalized items have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of capitalized terms are incorporated by reference in the following summary.

     We may issue Debt Securities either separately, or together with, upon conversion of or in exchange for other securities. The Debt Securities will be issued under an Indenture between Kerr-McGee and Citibank, N.A., as Trustee. This summary of the Indenture is qualified by reference to the Indenture. You should refer to the Indenture in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indenture.

GENERAL

     Under the Indenture, we can issue an unlimited amount of Debt Securities. Each time that we issue a new series of Debt Securities, the supplement to the prospectus relating to that new series will specify the terms of those Debt Securities, including:

     - Designation, amount and denominations;

     - Percentage of principal amount at which Debt Securities will be issued;

     - Maturity date;

     - Interest rate and payment dates;

     - Terms and conditions of exchanging or converting Debt Securities for other securities;

     - Currency of issue;

     - Redemption terms; and

     - Whether the Debt Securities and/or any Guarantees will be senior, senior subordinated or subordinated.

     Payments relating to the Debt Securities generally will be paid at Citibank's corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the Debt Securities. You can transfer your Debt Securities at Citibank's corporate trust office.

RANKING

     Unless otherwise described in the prospectus supplement for any series, the Debt Securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

     We are a holding company and conduct substantially all of our operations through subsidiaries. Our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the Debt Securities to benefit as creditors of the Company from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the Debt Securities. Claims of creditors of our subsidiaries include substantial amounts of long-term debt.

     We will issue the Debt Securities in registered form without coupons, which Debt Securities may be in the form of a global security (see Description of Debt Securities -- Global Securities). You can transfer or exchange your Debt Securities without a service charge, but we may require advance payment of any tax or other governmental transfer or exchange charge.

REOPENING OF ISSUE

     We may, from time to time, reopen an issue of Debt Securities without the consent of the holders of the Debt Securities and issue additional Debt Securities with the same terms (including maturity and interest payment terms) as Debt Securities issued on an earlier date. After such additional Debt Securities are issued they will be fungible with the previously issued Debt Securities to the extent specified in the applicable prospectus supplement.

DEBT GUARANTEES

     Kerr-McGee Operating Corporation and/or Kerr-McGee Rocky Mountain Corporation may guarantee the payment of principal, premium, if any, and interest, if any, on the Debt Securities and the payment of mandatory sinking fund payments, if any. (Section 14.01)

DEFINITIONS

     The covenants in the Indenture, which we summarize below, use the following terms:

     - Subsidiary: A corporation of which we own a majority of the voting stock either directly or indirectly. (Section 1.01)

     - Restricted Subsidiary: Any subsidiary which we designate as a Restricted Subsidiary or which owns or leases any Principal Property (see the next definition). The term does not include a subsidiary if its principal business is leasing assets, financing the sale of products or holding the securities of other subsidiaries. (Section 1.01)

     - Principal Property: Any U.S. mineral property owned by the Company or any Restricted Subsidiary capable of producing in paying quantities and any manufacturing plant owned by the Company or any Restricted Subsidiary in the U.S. (including the land and fixtures), unless our board of directors determines that the property or plant is not material to our total business. The term does not include any facility acquired to control or abate air, water, noise, odor, or other pollution, or facilities financed through industrial revenue bonds or similar financing. (Section 1.01)

     - Consolidated Net Tangible Assets: The total amount of assets on our consolidated balance sheet and the balance sheets of our Restricted Subsidiaries, less any reserves and after deducting: (1) current liabilities and (2) goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles. (Section 1.01)

     - Funded Debt: Money borrowed or debt evidenced by bonds or debentures, or similar instruments or agreements having a maturity of more than one year (or less than one year but which is renewable after that year at the borrower's option). (Section 1.01)

     - Debt: Notes, bonds, debentures or other similar evidences of indebtedness. (Section 10.08)

     - Mortgage: A pledge, mortgage or other lien securing a debt. (Section
       10.08)

CERTAIN COVENANTS

     The Indenture includes the following covenants. These covenants use certain terms that are defined above. The covenants for a series of Debt Securities may differ from those described below. If they do, this will be described in the supplement to this prospectus relating to that series.

  Restrictions on Secured Debt

     After the date of the Indenture, if we or any of our Restricted Subsidiaries incur or guarantee a debt secured by either a mortgage on any of our Principal Property or on a Restricted Subsidiary's stock or debt, we will secure the Debt Securities on the same basis, unless the amount of the new debt plus the value of all sale and leaseback transactions involving Principal Properties would not exceed 5% of Consolidated Net Tangible Assets. The restrictions do not apply to debt secured by the following:

     - Mortgages on our property or the property of a Restricted Subsidiary, which existed on the date of the Indenture.

     - Mortgages on the property, stock or debt of a corporation that existed when the corporation became a Restricted Subsidiary.

     - Mortgages on the property of a Restricted Subsidiary, which only secures indebtedness owed by the Subsidiary to another Restricted Subsidiary or us.

     - Mortgages in favor of governmental bodies to secure progress, advance or other payments.

     - Mortgages on acquired property, stock or debt which existed at the time of the acquisition (including acquisition through merger or consolidation) and certain purchase money and construction mortgages.

     - Mortgages on our property or the property of a Restricted Subsidiary to secure payment of the costs of operations, increase the production and disposition of minerals from the property or indebtedness incurred to provide funds for such purposes.

     - Any extension, renewal or refunding of the foregoing.

     The debt listed above will be excluded when computing our secured debt.

     The restrictions will not apply to sale and leaseback transactions if the proceeds are applied to the retirement of Funded Debt. Secured debt will not be deemed to be created by the transfer of an interest in property in the form commonly referred to as a "production payment." (Sections 10.08 and 10.09)

  Restrictions on Sales and Leasebacks

     We may not enter into any sale and leaseback transaction involving any Principal Property after the date of the Indenture unless:

     - The sale or transfer occurs within 120 days after construction is complete and the Principal Property is fully operational.

     - We could mortgage the property under Section 10.08 of the Indenture for an amount equal to the proceeds of the sale and leaseback transaction without securing the Debt Securities on the same basis.

     - We use an amount equal to the market value of the Principal Property being leased to retire Funded Debt within 120 days. This restriction will not apply to any sale and leaseback transaction between us (or a Restricted Subsidiary) and a Restricted Subsidiary, or involving the taking back of a lease for a period of less than three years. (Section 10.09)

  Merger and Consolidation

     The Indenture generally permits a consolidation or merger between Kerr-McGee and another corporation. It also permits the sale by Kerr-McGee of all or substantially all of our property and assets. If this happens, the resulting or acquiring corporation will assume all of our responsibilities and liabilities under the Indenture. If the resulting or acquiring corporation has outstanding Debt secured by a Mortgage on any Principal Property, or shares of stock of a Restricted Subsidiary, the Debt Securities will be equally and ratably secured with (or prior to) the Debt secured by such Mortgage. This restriction will not apply if the Mortgage could be created pursuant to Section
10.08 of the Indenture (see "Restrictions on Secured Debt" above) without equally and ratable securing the Debt Securities. (Section 8.03)

MODIFICATION

     Generally, our rights and obligations and the holders' rights may be modified if the holders of a majority of the outstanding Debt Securities consent. However, no modification or amendment may occur without the consent of the affected holder of the Debt Security if that modification or amendment would do any of the following:

     - Change the stated maturity date of the principal of, or any installment of interest on, any of the holder's Debt Security.

     - Reduce the principal amount of, or the interest (or premium, if any) on, the Debt Security (including in the case of a discounted Debt Security, the amount payable upon acceleration of maturity or provable in bankruptcy).

     - Change the currency of payment of the Debt Security.

     - Impair the right to institute suit for the enforcement of any payment on the Debt Security or adversely affect the right of repayment, if any, at the option of the holder.

     - Reduce the percentage of holders of Debt Securities necessary to modify or amend the Indenture.

     A modification which changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of Debt Securities of any other series. (Section 9.02)

     Kerr-McGee or Citibank may make modifications without the consent of the Debt Securities holders in order to do the following: (Section 9.01)

     - Evidence that another corporation has succeeded to Kerr-McGee and assumed our obligations.

     - Convey security for the Debt Securities to Citibank.

     - Add covenants, restrictions or conditions for the protection of the Debt Security holders.

     - Provide for the issuance of Debt Securities in coupon or fully registered form.

     - Establish the form or terms of Debt Securities of any series.

     - Cure any ambiguity or correct any defect in the Indenture which does not adversely affect the interests of a holder.

     - Evidence the appointment of a successor trustee or more than one trustee.

EVENTS OF DEFAULT

     In the Indenture, an Event of Default means any one of the following:

     - Failure to pay interest on a Debt Security for 30 days;

     - Failure to pay principal and premium, if any, when due;

     - Failure to pay sinking fund installment when due;

     - Failure by us or by a guarantor of the Debt Securities to perform any other covenant in the Indenture that continues for 60 days after receipt of notice;

     - Certain events in bankruptcy, insolvency or reorganization; or

     - A Guarantee ceasing to be in effect in accordance with its terms, or the denial by a guarantor of its obligations under a Guarantee.

     An Event of Default relating to one series of Debt Securities does not necessarily constitute an Event of Default with respect to any other series issued under the Indenture. If an Event of Default exists with respect to a series of Debt Securities, Citibank or the holders of at least 25% of the outstanding Debt

Securities of that series (or of all the outstanding Debt Securities in the case of defaults due to failure to perform a covenant in the Indenture or certain events in bankruptcy, insolvency, or reorganization) may declare the principal of that series (or of all outstanding Debt Securities, as the case may be) due and payable.

     Any Event of Default with respect to a particular series of Debt Securities may be waived by the holders of a majority of the outstanding Debt Securities of that series (or of all the outstanding Debt Securities as the case may be), except for a failure to pay principal, premium or interest on the Debt Security. (Sections 5.01, 5.02 and 5.08)

     Citibank may withhold notice to the holders of the Debt Securities of any default (except in payment of principal, premium, interest or sinking fund payment) if Citibank thinks it is in the interest of the holders. (Section 6.02)

     Subject to the specific duties that arise under the Indenture if an Event of Default exists, Citibank is not obligated to exercise any of its rights or powers under the Indenture at the request of the holders of the Debt Securities, unless they provide reasonable indemnity satisfactory to it. (Sections 6.01 and 6.03) Generally, the holders of a majority of the outstanding Debt Securities can direct the proceeding for a remedy available to Citibank or for exercising any power conferred on Citibank as the trustee. (Section 5.08)

TRUSTEE'S RELATIONSHIP

     Citibank has loaned us substantial amounts of money in the past and may continue to do so. Citibank serves as a depository for us and performs other services for us in the normal course of business. The Indenture provides that we will indemnify Citibank against any loss, liability or expense incurred that arises from the trust created by the Indenture unless the loss, liability or expense results from Citibank's negligence or willful misconduct. (Section 6.07)

GLOBAL SECURITIES

     We may issue some of the Debt Securities as Global Securities that will be deposited with a depository identified in a prospectus supplement. Global Securities may be issued in either registered or bearer form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

     Registered Global Securities will be registered in the depositary's name or in the name of its nominee. When we issue a Global Security, the depositary will credit that amount of Debt Securities to the investors that have accounts with the depository or its nominee. The underwriters or the Debt Security holders' agent will designate the accounts to be credited, unless the Debt Securities are offered and sold directly by Kerr-McGee, in which case, we will designate the appropriate account to be credited.

     Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of Global Securities held by that particular depository.

     Kerr-McGee will not maintain records regarding ownership or the transfer of Global Securities held by a depository or to nominee. If you are the beneficial owner of Global Securities held by a depository, you must get information directly from the depository.

     As long as a depositary is the registered owner of a Global Security, that depository will be considered the sole owner of the Debt Securities represented by that Global Security. Except as set forth below, beneficial owners of Global Securities held by a depository will not be entitled to:

     - Register the represented Debt Securities in their names;

     - Receive physical delivery of the Debt Securities; or

     - Be considered the owners or holders of the Global Security under the Indenture.

     Payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. (Section 2.03)

     When a depositary receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders' interests in the Global Security. The beneficial owners of a Global Security should, and are expected to, establish standing instructions and customary practices with their investor that has an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

     A Global Security can only be transferred in whole by the depository to a nominee of such depository, or to another nominee of a depository. If a depositary is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety (90) days, we will issue Debt Securities in exchange for all of the Global Securities held by that depository. In addition, we may eliminate all Global Securities at any time and issue Debt Securities in exchange for them. Further, we may allow a depository to surrender a Global Security in exchange for Debt Securities on any terms that are acceptable to us and the depositary. Finally, an interest in the Global Security is exchangeable for a definitive Debt Security if an event of default has occurred as described above under "Events of Default". (Section 3.07)

     If any of these events occur, we will execute and Citibank will authenticate and deliver to the beneficial owners of the Global Security in question a new registered security in an amount equal to and in exchange for that person's beneficial interest in the exchanged Global Security. The depository will receive a new Global Security in an amount equal to the difference, if any, between the amount of the surrendered Global Security and the amount of Debt Securities delivered to the beneficial owners. Debt Securities issued in exchange for Global Securities will be registered in the same names and in the same denominations as indicated by the depository's records and in accordance with the instructions from its direct and indirect participants. (Section 3.07)

The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a Global Security.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Our Certificate of Incorporation authorizes our Board of Directors or a committee of our Board of Directors to cause Preferred Stock to be issued in one or more series, without stockholder action. The Board of Directors is authorized to issue up to 40,000,000 shares of Preferred Stock, $1 par value per share, and can determine the number of shares of each series, and the rights, preference and limitations of each series. We may amend the Charter to increase the number of authorized shares of preferred stock in a manner permitted by the Charter and the Delaware General Corporation Law.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of Preferred Stock. Those terms may include:

     - The number of shares of the series of Preferred Stock being offered;

     - The title and liquidation preference per share of that series of the Preferred Stock;

     - The purchase price of the Preferred Stock;

     - The dividend rate (or method for determining such rates);

     - The dates on which dividends will be paid;

     - Whether dividends on that series of Preferred Stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

     - Any redemption or sinking fund provisions applicable to that series of preferred stock;

     - Any conversion or exchange provisions applicable to that series of preferred stock;

     - Whether we have elected to offer Depositary Shares with respect to that series of preferred stock; and

     - Any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

     If the terms of any series of Preferred Stock being offered differ from the terms set forth herein, those terms will also be disclosed in the prospectus supplement relating to that series of Preferred Stock. The following summary is not complete. You should refer to the Certificate of Designations relating to the series of the Preferred Stock for the complete terms of that Preferred Stock. That Certificate of Designations will be filed with the SEC promptly after the offering of the Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of Preferred Stock will have the same rank as to dividends and distributions as each other series of the Preferred Stock we may issue in the future. The Preferred Stock will have no preemptive rights.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, cash dividends at the rates and on the dates set forth in the prospectus supplement. Dividend rates may be fixed or variable or both. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the Board of Directors. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the prospectus supplement. If the Board of Directors fails to declare a dividend on any series of Preferred Stock for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

     No full dividends will be declared or paid on any series of Preferred Stock, unless full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) have been or contemporaneously are declared and paid on all other series of Preferred Stock that have the same rank as, or rank senior to, that Preferred Stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of Preferred Stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of Preferred Stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of Preferred Stock have been paid, no dividends will be declared or paid on the Common Stock and generally we may not redeem or purchase any Common Stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

     Unless otherwise described in the prospectus supplement, the amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

RIGHTS UPON LIQUIDATION

     In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to each series of Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of Common Stock. If the amounts payable with respect to Preferred Stock of any series and any stock having the same rank as that series of Preferred Stock are not paid in full, the holders of Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of Preferred Stock and any stock having the same rank as the Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

REDEMPTION

     Any series of Preferred Stock may be redeemable, in whole or in part, at our option. In addition, any series of Preferred Stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of Preferred Stock, including the redemption dates and the redemption prices for that series, will be set forth in the prospectus supplement.

     If a series of Preferred Stock is subject to mandatory redemption, the prospectus supplement will specify the year we can begin to redeem shares of the Preferred Stock, the number of shares of the Preferred Stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of Preferred Stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of Preferred Stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

     If fewer than all the outstanding shares of any series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

     In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of Preferred Stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of Preferred Stock, except by any offer made on the same terms to all holders of that series of Preferred Stock.

VOTING RIGHTS

     Except as indicated in the prospectus supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

                          DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 300,000,000 shares of Common Stock. As of October 31, 2001, we had 100,186,350 shares of Common Stock issued and outstanding.

     The following summary is not complete. You should refer to the applicable provisions of the Charter, including the Certificates of Designations pursuant to which any outstanding series of Preferred Stock may be issued, and the Delaware General Corporation Law for a complete statement of the terms and rights of the Common Stock.

     Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available for their payment (subject to the rights of holders of the preferred stock, if any).

     Voting Rights. Each holder of Common Stock is entitled to one vote per share. Subject to the rights, if any, of the holder of any series of preferred stock pursuant to applicable law or the provision of the Certificate of Designations creating that series, all voting rights are vested in the holders of shares of Common Stock.

     Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Rights Agreement. We have adopted a Rights Agreement, which provides for the issuance of a right (which we refer to as a Kerr-McGee Right), to the holder of each of our shares of Common Stock. If anyone acquires 15% or more of our outstanding Common Stock (which we refer to as an Acquiring Person), each holder of the Kerr-McGee Right (other than the Acquiring Person) will be entitled to purchase additional shares of Common Stock (or, in certain cases, other of our securities, or cash or other property) having a current market value of two times the exercise price of $215. Otherwise, prior to an Acquiring Person acquiring 50% or more of the outstanding Common Stock, we may elect to issue a share of Common Stock in exchange for each Kerr-McGee Right (other than Kerr-McGee Rights held by the Acquiring Person). In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power are sold, each holder of a Kerr-McGee Right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price. At any time before there is an Acquiring Person, we can redeem the Kerr-McGee Rights in whole, but not in part, for $0.01 per each Kerr-McGee Right, or may amend the Rights Agreement in any way without the consent of the holders of the Kerr-McGee Rights.

     Miscellaneous. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of shares of Common Stock are not entitled to preemptive rights or cumulative rights. Shares of Common Stock are not convertible into shares of any other class of capital stock.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     We may issue Stock Purchase Contracts representing contracts obligating holders to purchase from us and us to sell to the holders a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.

     The Stock Purchase Contracts may be issued separately or as a part of units, often known as Stock Purchase Units, consisting of a Stock Purchase Contract and either of the following:

     - Debt Securities, or

     - Debt obligations of third parties, including U.S. Treasury securities,

securing the holder's obligations to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid Stock Purchase Contracts, often known as prepaid securities, upon release to a holder of any collateral securing each holder's obligations under the original Stock Purchase Contract.

     The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities. The description in the prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the Stock Purchase Contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such Stock Purchase Contracts or Stock Purchase Units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued, which will be filed with the SEC promptly after the offering of such Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities.

                            DESCRIPTION OF WARRANTS

     We may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. We may issue Warrants independently or together with other securities. Each series of Warrants will be issued under a separate Warrant Agreement to be entered into between us and a bank or trust company, as warrant agent. You should refer to the Warrant Agreement relating to the specific Warrants being offered for the complete terms of the Warrant Agreement and the Warrants.

     Each Warrant will entitle the holder to purchase the principal amount of Debt Securities, or the number of shares of Preferred Stock, or Common Stock at the exercise price set forth in, or calculable as set forth in, the prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in the prospectus supplement. After the close of business on the expiration date of the Warrant, unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may sell the Offered Securities through underwriters, dealers or agents, or we may sell directly to one or more purchasers including through a dividend reinvestment program. The prospectus supplement names any underwriters, states the purchase price and the proceeds received by us, any underwriting
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discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     These Offered Securities may be sold directly by us or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

     We may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase Offered Securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

     We may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

                                 LEGAL MATTERS

     Simpson Thacher & Bartlett will issue an opinion about the legality of the securities for us. Any underwriters will be advised about issues relating to this offering by their own legal counsel.

                                    EXPERTS

     The audited financial statements and schedule of Kerr-McGee Operating Corporation (formerly named Kerr-McGee Corporation) incorporated by reference or included in Kerr-McGee Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Kerr-McGee Rocky Mountain Corporation (formerly named HS Resources, Inc.) included in HS Resources, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been incorporated by reference in this prospectus and elsewhere in the registration statement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

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